UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                                    Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1. Other Relevant Information, dated June 18, 2026	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Pursuant to the provisions of article 227 of the Law 6/2023, of March 17, on Securities Markets and Investment Services, Grifols, S.A. (the "Company") hereby informs about the following

OTHER RELEVANT INFORMATION

i.	The Ordinary General Shareholders' Meeting held on today's date, on second call, has passed the proposals submitted to the shareholders' approval, with the exception of item eleventh of the agenda (Authorization to the Board of Directors to call, if necessary, Extraordinary General Shareholders' Meetings of the Company with at least 15 days in advance, in accordance with article 515 of the Capital Companies Act), which has not reached a sufficient majority for its approval.

The complete text of the proposals is attached hereto as Annex 1 and may also be viewed on the Company's website (www.grifols.com).

In this regard, the Ordinary General Shareholders' Meeting has passed under the first item of its agenda the distribution of a preferred dividend, mandatory pursuant to the provisions of article 6 Bis.2 of the Company's Articles of Association, equal to EUR 0.01 per every Class B Share in circulation entitled to receive it, that will be paid on 2 July 2026. Attached hereto, as Annex 2, is the notice regarding the payment of the preferred dividend.

Also, the Ordinary General Shareholders' Meeting has passed the distribution of EUR 56,065,663 in concept of ordinary dividend against the results of the fiscal year ended as of 31 December 2025 that will be paid next 2 July 2026, in the terms resulting from the notice attached hereto as Annex 3.

ii.	The Company's Board of Directors, at its meeting held today 18 June 2026 after the Ordinary General Shareholders' Meeting and at the proposal of the Appointments and Remuneration Committee, has unanimously resolved to re-elect:

a.	Mrs. Montserrat Muñoz Abellana as a member and as Chairperson of the Appointments and Remuneration Committee and as a member of the Audit Committee; and

b.	Mrs. Susana González Rodríguez as a member and as Chairperson of the Sustainability, Communication and Reputation Committee and as a member of the Appointments and Remuneration Committee.

In Barcelona, on 18 June 2026

Ms. Laura de la Cruz Galán
Secretary to the Board of Directors

ANNEX I

GRIFOLS, S.A.

PROPOSED RESOLUTIONS TO BE SUBMITTED TO THE GENERAL

SHAREHOLDERS' MEETING

(17 / 18 June 2026)

First.	Review and approval, as the case may be, of the individual annual accounts and management report, as well as the proposal for allocation of results relating to the fiscal year ended December 31, 2025, and approval of the distribution of the preferred dividend corresponding to Class B shares.

A.	To approve the Company’s individual annual accounts, which are composed of the balance sheet, the profit and loss account, the statement of changes in net equity, the cash flow statement and the annual report, as well as the individual management report, relating to the fiscal year ended December 31, 2025, which show a profit in thousands of EUR 192,054.

The Company's individual annual accounts correspond to the audited accounts and will be deposited with the Commercial Registry.

B.	In accordance with the submitted annual accounts, to approve the following allocation of results in thousands of Euros:

To Dividends:	EUR 158,142
To Mandatory preferred dividend attached to Class B shares:	EUR 2,614
To Voluntary Reserve:	EUR 31,298

TOTAL	192,054 EUR

From the dividend allocation, the amount of EUR 102,076 thousand was distributed to the shareholders on August 13, 2025 as an interim dividend on account of the profits for fiscal year 2025, pursuant to the resolution passed by the Board of Directors on July 28, 2025. The amount pending distribution in concept of dividends amounts to EUR 56,066 thousand, which will be paid by Banco Bilbao Vizcaya Argentaria, S.A. as from 2 July 2026.

Likewise, the mandatory preferred dividend corresponding to Class B shares will be paid by Banco Bilbao Vizcaya Argentaria, S.A. as from 2 July 2026.

Second.	Review and approval, as the case may be, of the consolidated annual accounts and management report relating to the fiscal year ended December 31, 2025.

To approve the consolidated annual accounts of the Group, which are composed of the consolidated balance sheet, the profit and loss account, the statement of changes in net equity, the cash flow statement and the annual report, as well as the management report of the Group, relating to the fiscal year ended December 31, 2025.

The Company's consolidated annual accounts correspond with the audited accounts and will be deposited with the Commercial Registry.

Third.	Review and approval, as the case may be, of the consolidated non-financial information statement and sustainability reporting of Grifols, S.A. and its subsidiaries, included in the consolidated management report relating to the fiscal year ended December 31, 2025.

To approve the consolidated non-financial information statement and sustainability reporting of Grifols, S.A. and its subsidiaries, included in the consolidated management report relating to the fiscal year ended December 31, 2025. Such statement and sustainability information have been subject to assurance.

Fourth.	Review and approval, as the case may be, of the performance of the Board of Directors throughout the fiscal year ended December 31, 2025.

To approve the management of the Board of Directors, at both Company and Group level, throughout the fiscal year ended December 31, 2025.

Fifth.	Re-election of Deloitte Auditores, S.L. as statutory auditor of the Company and its consolidated group for fiscal years 2027, 2028 and 2029, inclusive.

In accordance with the provisions of Article 40 of Law 22/2015, of 20 July, of audit accounts, and following the proposal by the Audit Committee, to re-elect Deloitte Auditores, S.L., registered in the Official Register of Auditors (Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas) under number S0692, with registered office in Madrid, Plaza Pablo Ruiz Picasso número 1, Torre Picasso, registered in the Commercial Registry of Madrid, under Volume 13,650, Section 8, Folio 188, Sheet M-54414, inscription 96, and provided with Tax Identification Card number B-79104469, as auditor of the Company’s accounts and of its consolidated group for the review of the individual annual accounts and the consolidated annual accounts of the group, for a term of three years as from 1 January 2027, thus covering the audit of the annual accounts for the financial years ending on 31 December 2027, 31 December 2028 and 31 December 2029.

Sixth.	Appointment of Deloitte Auditores, S.L. as the independent assurance services provider (verificador de la información sobre sostenibilidad) of the Company and its consolidated group to carry out the assurance of sustainability information (para realizar la verificación de la información sobre sostenibilidad) corresponding to fiscal year 2026.

Appoint as independent assurance services provider (verificador de la información sobre sostenibilidad) of the Company and its consolidated group corresponding to fiscal year 2026, to carry out the assurance of sustainability reporting (para realizar la verificación de la presentación de información sobre sostenibilidad), Deloitte Auditores, S.L., registered in the Official Register of Auditors (Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas) under number S0692, with registered office in Madrid, Plaza Pablo Ruiz Picasso número 1, Torre Picasso, registered in the Commercial Registry of Madrid, under Volume 13,650, Section 8, Folio 188, Sheet M-54414, inscription 96, and provided with Tax Identification Card number B-79104469.

This appointment is conditional upon it being required or permitted under applicable law, to the extent that, as of the date of formulation of these proposals, Directive (EU) 2022/2464 of the European Parliament and of the Council of 14 December 2022, amending Regulation (EU) No 537/2014, Directive 2004/109/EC, Directive 2006/43/EC and Directive 2013/34/EU, as regards corporate sustainability reporting, has not yet been transposed into Spanish law.

The Chairperson, the Chief Executive Officer, the Secretary non-member and the Vice Secretary non-member of the Board of Directors are hereby expressly authorized so that any of them, individually and jointly and severally, may interpret, develop, complete and adapt this resolution to the requirements that may be legally enforceable for its effectiveness, including those arising from the final text of the law transposing the aforementioned Directive into Spanish law, as well as, where applicable, from the approval of any other regulatory amendments that may affect its content or application, and to carry out any actions that may be necessary or advisable in order to comply with the legal provisions in force for the effective formalization and execution of this resolution.

Seventh.	Dismissal, resignation, re-election and/or appointment or ratification, if applicable, of the members of the Board of Directors. Amendment, if applicable, of the number of members of the Board of Directors:

7.1	Re-election of Ms. Montserrat Muñoz Abellana as a member of the Board of Directors.

To re-elect, prior proposal of the Appointments and Remuneration Committee, Ms. Montserrat Muñoz Abellana as a member of the Board of Directors for a term of four (4) years and with effects as of the date of this General Shareholders' Meeting.

It is expressly stated that, according to said proposal of the Committee, Ms. Muñoz Abellana will continue to be considered as an "independent" director.

In order to approve this resolution, the shareholders shall be provided with this proposal, and the Board of Directors' report regarding the competence, experience and merits of the director, in compliance with the Capital Companies Act (Ley de Sociedades de Capital).

7.2	Re-election of Ms. Susana González Rodríguez as a member of the Board of Directors.

To re-elect, prior proposal of the Appointments and Remuneration Committee, Ms. Susana González Rodríguez as a member of the Board of Directors for a term of four (4) years and with effects as of the date of this General Shareholders' Meeting.

It is expressly stated that, according to said proposal of the Committee, Ms. González Rodríguez will continue to be considered as an "independent" director.

In order to approve this resolution, the shareholders shall be provided with this proposal, the Board of Directors' report regarding the competence, experience and merits of the director, in compliance with the Capital Companies Act (Ley de Sociedades de Capital).

7.3	Amendment, if applicable, of the number of members of the Board of Directors.

As a consequence of the foregoing, should the proposals for re-election set forth above be approved, it is resolved to maintain the number of members of the Board of Directors to 12 members.

Eighth.	Information on the amendments of the Internal Regulations of the Company's Board of Directors, pursuant to article 528 of the Capital Companies Act.

Pursuant to article 528 of the Capital Companies Act (Ley de Sociedades de Capital), to inform the shareholders of the amendments of the Regulations of the Company’s Board of Directors, in order to (i) adjust the wording relating to the Sustainability Committee, which will henceforth be called as the Sustainability, Communication and Reputation Committee, establishing as a competence of said committee the supervision of the corporate reputation of the Company and the other companies within the Group, and (ii) incorporate and regulate the competences of the new Strategy Committee. The shareholders have access to said regulations at the Company's web page on the occasion of the holding of this General Shareholders' Meeting.

Ninth.	Amendment of the directors' remuneration policy of the Company.

In accordance with article 529 novodecies of the Capital Companies Act (Ley de Sociedades de Capital) and following the report issued by the Appointments and Remuneration Committee, to approve, on the terms on which it has been made available to the shareholders, the amendment of the directors' remuneration policy of the Company, approved on 5 June 2025, (the "Policy").

The amendments to the Policy as outlined in Annex I, which shows the proposed insertions in blue and eliminations in red are proposed for approval. The remaining terms of the Policy which are not being amended remain identical to that approved and are, therefore, not subject to approval by the General Shareholders' Meeting.

Tenth.	Consultative vote on the Annual Remuneration Report.

Pursuant to the provisions of article 541.4 of the Capital Companies Act (Ley de Sociedades de Capital), to submit the Annual Remuneration Report to a consultative vote of the General Shareholders' Meeting.

Eleventh.	Authorization to the Board of Directors to call, if necessary, Extraordinary General Shareholders' Meetings of the Company with at least 15 days in advance, in accordance with article 515 of the Capital Companies Act.

It has not reached a sufficient majority for its approval.

Twelfth.	Delegation to the Board of Directors, with full power of substitution in any of its members, of the authority to increase the Company's share capital pursuant to the provisions of article 297.1.b) of the Capital Companies Act, within the legal term of five years as of the date of this General Shareholders' Meeting, up to the maximum amount equivalent to 50% of the Company's share capital as of the date of this authorization, being enabled to carry out the increase at once or in several times. Pursuant to the provisions of article 506 of the Capital Companies Act, delegation to the Board of Directors, with full power of substitution in any of its members, of the authority to exclude the pre-emptive subscription rights in the relevant capital increases, up to the limit of 20% of the share capital. To revoke the resolution of delegation to the Board of Directors of the authority to increase the Company's share capital passed on May 21, 2021.

A.	Delegation of the authority to increase the Company’s share capital

To delegate to the Board of Directors, with full power of substitution in any of its members, the authority to increase the Company’s share capital at once or in several times and at any given moment, within a maximum term of five (5) years as from the date of this General Shareholders' Meeting, and in an amount that in no case may exceed half of the Company’s share capital at the time of this authorization.

Pursuant to this authorization, the share capital increases will be carried out, if appropriate, by issuing and placing in circulation the new shares (whether of Class A and Class B, exclusively Class A or exclusively Class B), with or without share premium, with a consideration consisting in cash contributions.

As long as there are non-voting Class B shares in circulation, the capital increases will observe, when applicable, the provisions of the Company’s Articles of Association as regards the pre-emptive subscription rights that may correspond in said capital increases.

Likewise, as long as Class B shares hold the redemption rights foreseen in paragraph 4 of article 6.bis of the Articles of Association, the nominal value of the Class B shares that may be issued in the execution of this delegation of authorities cannot exceed one fourth of the total amount of the share capital resulting from the capital increase resolution.

B.	Information available to shareholders

This resolution has been passed after making available to the shareholders the proposal and Board of Directors’ report in compliance with the provisions of the Capital Companies Act (Ley de Sociedades de Capital).

C.	Application for the listing of the new shares

When appropriate, the Company will apply for the listing of the new issued shares on the Stock Exchanges in Madrid, Barcelona, Bilbao and Valencia, as well as in the Spanish Automated Quotation System (SIBE / Continuous Market), and via ADSs (American Depositary Shares), on the National Association of Securities Dealers Automated Quotation (NASDAQ) as well as the inclusion of the new shares in the accounting registries of the company Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).

D.	Delegation of powers to the Board of Directors

To delegate to the Board of Directors, with full power of substitution in any of its members, the authority to:

a)	set the terms and conditions of the capital increases and the characteristics of the shares in all aspects not foreseen by the General Shareholders' Meeting, as well as to freely offer the new unsubscribed shares within the term(s) of exercise of the pre-emptive subscription rights;

b)	establish that, in the event of an incomplete subscription, the share capital will be increased only in the amount of the subscriptions effectively carried out;

c)	redraft the articles of the Articles of Association related to share capital and number of shares;

d)	exclude, pursuant to the provisions of article 506 of the Capital Companies Act, the pre-emptive subscription rights in the terms and conditions set forth therein and up to a maximum of 20% of the Company's share capital;

e)	apply for, when appropriate, the listing of the shares issued pursuant to this authorization, as well as to carry out all the necessary actions and procedures and to file the documents that might be required before the competent bodies of the above mentioned stock exchange markets, for admission to listing of the new shares issued as a consequence of the agreed capital increase; it is expressly put on record that Grifols agrees to be bound by already existing and future rules related to the Stock Exchange matters and, specially, as regards contracting, permanence and exclusion from official listing;

f)	request the inclusion of the new shares in the accounting registries of the company Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).

E.	Revocation of the previous delegation

Revoke all the terms and conditions of the resolution of delegation to the Board of Directors of the authority to increase the Company’s share capital pursuant to the provisions of article 297.1.b) of the Capital Companies Act (Ley de Sociedades de Capital), as well as the authority to exclude the pre-emptive subscription rights in the relevant capital increases passed by the Ordinary General Shareholders’ meeting held on May 21, 2021.

Thirteenth.	Renewal of the delegation to the Board of Directors, with full power of substitution in any of its members, of the authority to apply for the listing of the Company's ordinary Class A shares on NASDAQ. Revocation of the previous delegation of authorities passed by the Ordinary General Shareholders' Meeting of June 16, 2023.

A.	It is resolved to delegate to the Board of Directors, with full power of substitution in any of its members, the authority to apply, at any time within a maximum term of three (3) years as from the date of this General Meeting, for the listing of the Company’s ordinary Class A shares, via ADSs (American Depositary Shares), on the National Association of Securities Dealers Automated Quotation (NASDAQ), as well as carry out all proceedings and actions required, make the pertinent applications and prepare and file the required documents with the competent authorities of the aforementioned stock exchange for the effective listing of the Company’s ordinary Class A shares on NASDAQ.

This resolution will have no effects if the listing of Class A shares to which it refers is not requested within three (3) years as from the date of this resolution.

B.	It is agreed to revoke and leave without effects in all of its terms, the previous delegation of authorities to the Board of Directors of the authority to apply for the listing of the Company’s ordinary Class A shares on the National Association of Securities Dealers Automated Quotation (NASDAQ), passed by the Ordinary General Shareholders' Meeting of June 16, 2023.

Fourteenth.	Authorization to the Board of Directors, with express power of substitution, for the derivative acquisition of treasury stock, revoking and leaving without effect the authorization agreed by the Ordinary General Shareholders' Meeting of June 5, 2025.

To authorise the Board of Directors of the Company, with express powers of substitution in favour of the Chairperson and Vice-Chairperson of the Board of Directors, to acquire the Company’s treasury shares or subscription rights by purchase, exchange, allotment of shares or any other procedure established by Law, whether directly or through any of its subsidiaries, within the limits and subject to the requirements set forth below:

(i)	That for as long as there are Class B shares, the acquisition between Class A and Class B shares is made on a pro-rata basis, and under the same terms and conditions.

(ii)	That the nominal value of the acquired shares, including the shares owned by the Company or its subsidiaries, does not exceed 10% of the share capital of the Company at any time.

(iii)	That as a consequence of the acquisition, including the shares that the Company or the shares that any individual acting in his own name but on behalf of the Company had previously acquired and have become treasury shares, the Company’s equity is not lower than the share capital plus the unavailable reserves required by law or the Company’s by-laws.

(iv)	That the acquired shares are fully paid-up.

(v)	The maximum acquisition price will be the price of Class A shares listed on the Stock Market on the day the acquisition takes place or, if applicable, the price permitted by the National Securities Market Commission (Comisión Nacional del Mercado de Valores). The minimum price will be 100% of the nominal value of each Class A share.

(vi)	This authorization is granted for a maximum term of five years, during which derivative acquisitions of shares may be effected at any time and as many times as may be deemed appropriate.

(vii)	The acquired shares may be given to the employees or directors of the Group, either directly or as the result of exercising the option rights they are entitled to.

Additionally, this authorization may be used for the acquisition of the Company’s treasury shares for any other purpose or through any other procedures as may be determined by the Board of Directors from time to time, and the Board of Directors may likewise decide the terms, manner and procedure pursuant to which transactions in treasury shares shall be carried out.

Revoke and declare void the previous authorization for the acquisition of the treasury stock granted by the Ordinary General Shareholders Meeting on June 5, 2025.

Fifteenth.	Approval of a reduction of the Company’s share capital, by an amount up to a maximum equal to 10% of the share capital as of the date of this resolution, to be implemented by means of the redemption of the Company’s treasury Class A and Class B shares, such reduction to affect both classes of shares equally and such that each Class B Share shall receive the same treatment as each Class A Share that has been acquired by the Company by way of derivative acquisition for the purpose of being redeemed. Delegation to the Board of Directors of all such powers as may be necessary to implement the foregoing share capital reduction, in whole or in part, on one or more occasions, or to refrain from carrying it out, and to determine the remaining terms and conditions of the share capital reduction in all matters not expressly resolved by the General Shareholders’ Meeting, including, among others, the power to amend the wording of Article 6 of the Company’s Articles of Association relating to the share capital, and to apply for the delisting from trading and the cancellation in the relevant book-entry records of the shares to be redeemed.

A.	Reduction of share capital through the redemption of treasury Class A and Class B shares acquired by way of derivative acquisition under the authorizations in force granted by the General Shareholders’ Meeting

It is resolved to reduce the Company's share capital (the "Capital Reduction") by an amount of up to a maximum corresponding to ten per cent (10%) of the share capital as of the date of this resolution (that is, up to a maximum nominal amount of ELEVEN MILLION NINE HUNDRED SIXTY THOUSAND THREE HUNDRED SEVENTY EURO AND FIFTY CENTS (EUR 11,960,370.50), corresponding, solely by way of example and in the event that it is implemented in full and proportionally with respect to both classes of shares, to the redemption of up to FORTY-TWO MILLION SIX HUNDRED TWELVE THOUSAND NINE HUNDRED SEVENTY-NINE (42,612,979) Class A Shares, with a nominal value of EUR 0.25 each, and up to TWENTY-SIX MILLION ONE HUNDRED FORTY-TWO THOUSAND FIVE HUNDRED ELEVEN (26,142,511) Class B Shares, with a nominal value of EUR 0.05 each), by means of the redemption of treasury Class A Shares, with a nominal value of EUR 0.25 each, and Class B Shares, with a nominal value of EUR 0.05 each, which are or have been acquired by the Company by way of derivative acquisition under the authorizations in force from time to time granted by the General Shareholders’ Meeting and through any mechanism, for the purpose of being redeemed, so that the Capital Reduction affects the Class A Shares and the Class B Shares equally and each Class B Share is afforded the same treatment and given the same terms as each Class A Share, in accordance with the provisions of Article 6 bis of the Company’s Articles of Association, all in accordance with the legislation and regulations in force.

The final amount of the Capital Reduction shall be determined by the Board of Directors, within the aforementioned maximum limit, depending on the final number of Class A Shares and Class B Shares acquired and which the Board of Directors decides to redeem pursuant to the delegation of powers that is approved below, at a rate of EUR 0.25 of nominal value for each Class A Share and EUR 0.05 of nominal value for each Class B Share to be redeemed.

B.	Purpose of the Capital Reduction

The purpose of the Capital Reduction is the redemption of the Company’s own Class A Shares and Class B Shares, granting the same treatment to both classes of shares and affording each Class B Share identical treatment as each Class A Share, in accordance with the provisions of Article 6 bis of the Company’s Articles of Association, thus contributing to shareholder remuneration through an increase in earnings per share. The implementation of this transaction shall not entail any return of contributions to shareholders nor any alteration to the regime of availability of the Company’s equity, as explained below.

C.	Term for implementation, procedure and allocation to reserves

The Capital Reduction to be implemented pursuant to this resolution must be carried out within a maximum period of one year from the date of its adoption or, if earlier, until the date of the next Ordinary General Shareholders’ Meeting.

Notwithstanding the foregoing, the redemption of the Company’s own shares acquired for the purpose of being redeemed must be effected within the period established in Article 342 of the Spanish Capital Companies Act (Ley de Sociedades de Capital).

Likewise, in compliance with Article 335 of the Capital Companies Act, a reserve for redeemed share capital shall be established, charged to freely distributable reserves (including the share premium reserve), in an amount equal to the nominal value of the shares that are redeemed. Such reserve may only be made available on the same terms and subject to the same requirements as those applicable to a reduction of share capital. Consequently, in accordance with Article 335(c) of the Capital Companies Act, the creditors’ right of opposition provided for in Article 334 of said Act shall not apply.

The Board of Directors may resolve not to implement this resolution in whole or in part if no acquisition of treasury shares is ultimately carried out for the purpose of being redeemed or if, despite having acquired them for such purpose, (a) such shares have not been acquired, on one or more occasions, in a sufficient number to reach the maximum limit provided for in this resolution; or (b) market conditions, the situation of the Company or any event of social or economic significance so advise for reasons of corporate interest or prevent its implementation; in any event informing the next Ordinary General Shareholders’ Meeting of such decision.

D.	Documentation made available to shareholders

This resolution is adopted after the relevant proposal and report of the Board of Directors of the Company have been made available to shareholders, in compliance with the requirements of the Capital Companies Act.

E.	Delegation of powers

It is resolved to delegate to the Board of Directors the power to determine the terms and conditions of this resolution in all matters not expressly provided for herein. In particular, and by way of example only, the following powers are delegated to the Board of Directors:

(a)	To determine the final amount of the Capital Reduction in accordance with the criteria established in this resolution, taking into account the final number of Class A Shares and Class B Shares effectively acquired for their redemption, being entitled to resolve not to implement the resolution, in whole or in part, on the terms set out in section C above.

(b)	To define and specify the reserves against which the reserve referred to in Article 335 of the Capital Companies Act must be booked.

(c)	To proceed to implement the Capital Reduction within one year from the date of adoption of this resolution.

(d)	To declare closed each of the implementations of the Capital Reduction finally resolved, determining for such purposes the final number of Class A Shares and Class B Shares to be redeemed in each implementation and, consequently, the amount by which the Company’s share capital must be reduced in each implementation, in accordance with the limits established in this resolution.

(e)	To amend the wording of Article 6 of the Company’s Articles of Association, relating to the share capital, in order to adapt it to the result of the Capital Reduction.

(f)	To carry out any actions, statements or steps that may, where appropriate, be required before the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) and the stock exchanges on which the Company’s shares are admitted to trading.

(g)	To carry out the steps and actions that may be necessary and to file the documents that may be required before the competent authorities so that, once the corresponding redemption of the Company’s Class A Shares and Class B Shares has taken place and the relevant notarial deed of the Capital Reduction has been executed and registered with the Commercial Registry, the delisting of the redeemed shares from trading on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through the Spanish Automated Quotation System (Mercado Continuo), and, where applicable, through ADSs (American Depositary Shares) on the National Association of Securities Dealers Automated Quotation (NASDAQ), is effected, as well as the cancellation of the corresponding book-entry records with Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).

(h)	To carry out, in the broadest terms, any actions that may be necessary or convenient for the implementation and formalisation of the corresponding Capital Reduction before any entity or authority, whether public or private, domestic or foreign, including any actions for declaration, supplementation, correction or remedy of defects or omissions that may hinder or prevent the full effectiveness of the foregoing resolutions.

(i)	To publish any notices that may be necessary or convenient in relation to the Capital Reduction and each of its implementations, and to carry out all actions necessary for the effective redemption of the shares referred to in this resolution.

Sixteenth.	Granting of authorities to formalize and execute the resolutions passed by the General Shareholders' Meeting.

To empower all the members of the Board of Directors, as well as the Secretary and Vice Secretary non-members, so that any of them, indistinctively, may formalize in a public deed the resolutions passed at the General Shareholders' Meeting, with the authorities to amend, correct or interpret their wording based on the oral or written evaluation of the Commercial Registry and for the sole purposes of their registration in the same, being able, as the case may be, to request their partial registration. Said authorization also comprises the granting of all kinds of public or private documents as may be deemed necessary for the execution, development and formalization of all resolutions passed at the General Shareholders' Meeting, with no limitation.

*          *          *

ANNEX I

THIS DOCUMENT CONSTITUTES A TRANSLATION INTO ENGLISH OF THE OFFICIAL SPANISH VERSION. IN CASE OF DISCREPANCIES, THE OFFICIAL SPANISH VERSION SHALL PREVAIL.

REMUNERATION POLICY FOR DIRECTORS

OF GRIFOLS, S.A. (THE "COMPANY" OR "GRIFOLS")

1.	INTRODUCTION AND LEGAL FRAMEWORK

1.1.	Obligation of approving a remuneration policy – Provisions laid down in the Capital Companies Act

Articles 529 septdecies and octodecies of the Capital Companies Act set out the obligation, for listed companies, of having a remuneration policy for directors, in which the remuneration that these have a right to receive in their capacity as directors and by performing executive duties, shall be determined and detailed.

The Grifols Ordinary General Shareholders' Meeting held on 16 June 2023 approved the directors' remuneration policy for application during fiscal years 2023, 2024, and 2025, inclusive. This policy was amended by resolution of the Grifols Ordinary General Shareholders' Meeting held on 14 June 2024 (the "~~Former~~2023-2025 Policy").

Article 529 novodecies of the Capital Companies Act sets out that the directors' remuneration policy must comply with the remuneration system established in the Company's Articles of Association, and it shall be approved by the General Shareholders' Meeting as a separate item on the agenda, being applicable for a maximum period of three fiscal years. Notwithstanding, proposals for new directors' remuneration policies must be submitted to the General Shareholders' Meeting prior to the end of the last fiscal year of application of the previous policy. The General Shareholders' Meeting may determine that the new policy shall apply from the date of its approval and for the following three fiscal years. Additionally, the proposal of the remuneration policy of the Board of Directors shall be justified and must be accompanied with a specific report prepared by the Appointments and Remuneration Committee. Both documents must be available to the shareholders in the Company's webpage from the moment the General Shareholders' Meeting is called. The shareholders may request the free delivery and shipment of said documents. The notice of the call of the General Shareholders' Meeting shall mention this right.

1.2.	Decision-making process to define, review and implement the Remuneration Policy, and measures to prevent or manage conflicts of interest

In accordance with article 15 of the Internal Regulations of the Board of Directors, and without prejudice to other duties assigned by the Board, the Appointments and Remuneration Committee must, as a core responsibility, propose to the Board of Directors the remuneration policy of the directors and general managers or anyone performing top-level management duties under the direct supervision of the Board, executive committees or executive directors, as well as the individual remuneration and other terms regarding the executive directors, ensuring its fulfilment. When determining the remuneration policy, the Appointments and Remuneration Committee considers the comparative market data, carrying out, to this end, an external competitive analysis of the remuneration package of all the Company's employees, among them, the management team. This analysis is carried out to analyse the adequacy of the compensation levels, and ensure that these are in line with market standards of other companies in the sector for equivalent levels of responsibility. Salary surveys carried out by independent consultants are usually used as a source of information for this analysis.

Furthermore, such Committee may also be assisted, if it so considers, by independent external remuneration consultants.

In addition, article 5.4 of the Internal Regulations of the Board of Directors sets out, regarding the duties assigned to the Board of Directors, that:

"As the core of its duties, the Board shall approve the strategy of the Company and the necessary organization for its implementation, as well as supervise and control that the Management meets objectives and respects the corporate purpose and interest of the Company. For this purpose, the Board in full shall reserve the capacity to approve:

(a) the general policies and strategies of the Company, and in particular: (…) (vi) top management remuneration and performance evaluation; (…)

(b) the following decisions: (…) (ii) a contract entered into between the member of the Board of Directors appointed Chief Executive Officer, or who has been given executive duties, and the Company, detailing all the concepts for which said member can receive remuneration for performing executive duties; (iii) the determination of the remuneration to be perceived by each director in his/her condition as such, as well as the determination of the additional remuneration of the directors for the performance of executive duties and the terms and conditions that should be observed in their contracts, in accordance with the Law and the directors' remuneration policy approved by the General Shareholders Meeting;(…)".

The specific measures to identify and manage any potential conflict of interest in relation to the directors are set out generally in the Internal Regulations of the Board of Directors.

In the process of drafting and amending the present remuneration policy, the Appointments and Remuneration Committee considered the voting results related to the Annual Remuneration Report for the last ~~two~~three fiscal years, as well as the voting result of the amendment to the ~~Former~~2023 -2025 Policy. Furthermore, it has taken into account the information received from institutional investors and proxy advisors during the periodic consultation process carried out by the Company, as well as national and international recommendations on good governance.

In addition to the remunerations contemplated in the present remuneration policy, the Company's directors may receive remunerations from other Grifols subsidiaries for their membership in the corresponding governing bodies of such subsidiaries. These remunerations will be subject to the corresponding legal and statutory requirements applicable to each of these subsidiaries, and the receipt of such remunerations by the directors will be duly reported in the corresponding Annual Remuneration Report of the Company.

1.3.	Approval of the policy for a maximum period of three fiscal years

As a consequence of the foregoing, it ~~is~~was necessary to draft and approve a new remuneration policy before the end of the 2025 fiscal year. In this regard, the Board of Directors of Grifols, at the proposal of the Appointments and Remuneration Committee, resolved in its meeting held on 29 April 2025 to submit this remuneration policy to the General Shareholders' Meeting for approval (the "Remuneration Policy"). The details of the amendments ~~in this new proposal compared to the Former~~introduced in relation to the 2023-2025 Policy are outlined in the mandatory report of the Appointments and Remuneration Committee and in the reasoned proposal of the Board of Directors~~.~~ submitted for approval to the Ordinary General Shareholders' Meeting held in 2025. Likewise, the details of the amendments introduced in relation to the current Remuneration Policy are outlined in the mandatory report of said Committee and in the reasoned proposal of the Board of Directors submitted for approval to the Ordinary General Shareholders' Meeting held in 2026.

It is hereby stated that, ~~if~~once approved by the Company's General Shareholders' Meeting, ~~this~~the Remuneration Policy ~~will~~ entirely ~~replace the Former Policy and will be applicable~~replaced the 2023-2025 Policy for application from the date of its approval and for the following three fiscal years (i.e. 2026, 2027, and 2028, inclusive).

Subsequently, and in view of the evolution of the workload of the Board of Directors and its Committees, the increasing regulatory complexity associated with the Company's dual listing (in Spain and in the US, Nasdaq Class B shares), and the results of the comparative remuneration studies carried out, the Board of Directors, at the proposal of the Appointments and Remuneration Committee, has considered it appropriate to submit to the 2026 Ordinary General Shareholders' Meeting a series of limited amendments to the Remuneration Policy, while maintaining its general principles and term of validity unchanged.

This Remuneration Policy therefore incorporates the partial amendments approved at the 2026 Ordinary General Shareholders' Meeting as described in section 3 below. Such amendments apply to the remuneration accrued by the directors from 1 January 2026, inclusive, without altering the term of validity of the Remuneration Policy (2026-2028).

2.	MAIN AMENDMENTS IN RELATION TO THE ~~FORMER~~2023-2025 POLICY

The main amendments in relation to the ~~Former~~2023-2025 Policy, as detailed in the mandatory report of the Appointments and Remuneration Committee and the reasoned proposal of the Board of Directors, both documents made available to shareholders along with the notice of the 2025 Ordinary General Shareholders' Meeting, are as follows:

•	All references to the Executive Chairman and his remuneration are removed, as Mr. Thomas Glanzmann ceased to be the Executive Chairman in September 2024. Consequently, the only director with executive duties currently included in the Remuneration Policy is Mr. José Ignacio Abia Buenache, in his capacity as CEO of the Company.

•	The fixed remuneration for the non-executive Chairperson is introduced, which was proposed by the Appointments and Remuneration Committee following a thorough comparative analysis to determine the most appropriate remuneration for a non-executive Chairperson, as was envisaged in the ~~Former~~2023-2025 Policy.

•	The remunerations of the directors in their capacity as such is updated, with the aim of aligning it with the standards of comparable companies in the sector, ensuring fair and competitive compensation. Additionally, this update reflects the significant increase in the workload and responsibilities assumed by the directors, ensuring that their effort and dedication are adequately rewarded. Furthermore, the maximum amount of the overall remuneration proposed to the General Shareholders' Meeting in the Remuneration Policy is updated.

•	The metrics for determining the variable remuneration of the CEO for the 2025 fiscal year are updated.

•	Other technical or editorial improvements are introduced that do not alter the essence of the ~~Former~~2023-2025 Policy.

3.	CHANGES SINCE THE APPROVAL OF THE REMUNERATION POLICY IN 2025

Since the approval of the Remuneration Policy by the Ordinary General Shareholders' Meeting held on 5 June 2025, and in view of the recent evolution of the Company's circumstances, the Appointments and Remuneration Committee has considered it necessary to propose to the 2026 Ordinary General Shareholders' Meeting certain partial amendments, limited to specific aspects of the Remuneration Policy, without altering its general principles or its term of validity. The main changes, as detailed in the mandatory report of the Appointments and Remuneration Committee and the reasoned proposal of the Board of Directors, both documents made available to shareholders along with the notice of the 2026 Ordinary General Shareholders' Meeting, are as follows:

•	The remunerations of the directors in their capacity as such are updated, with the aim of aligning them with the standards of comparable companies in the sector and improving Grifols' competitive positioning to attract and retain high-level international profiles. Furthermore, the maximum amount of the overall remuneration proposed to the General Shareholders' Meeting in the Remuneration Policy approved in 2025 is updated. The new amount maintains the inclusion of the non-executive Chairperson's remuneration within this global limit. For the avoidance of doubt, the remuneration of €550,000 provided for the position of Chairperson is not cumulative with the allowances provided for non-executive directors for membership of Committees, whether as members or as chairpersons thereof.

•	The individual maximum limit on gross annual remuneration per non-executive director is removed, so that the remuneration of each director faithfully reflects all of his/her duties and responsibilities.

•	A differentiated and higher remuneration is established for the members and the chairperson of the Audit Committee compared to the other Committees of the Board of Directors, as said body concentrates the heaviest workload and the most intensive technical and regulatory responsibilities.

•	The metrics for determining the variable remuneration of the CEO for the 2026 fiscal year are updated; such metrics have already been approved by the Board of Directors, at the proposal of the Appointments and Remuneration Committee, and disclosed in the Company's Annual Directors' Remuneration Report filed with the CNMV in February 2026.

•	Other technical or drafting improvements are introduced that do not alter the substance of the Remuneration Policy.

The amendments described in this section 3 have been designed so as to apply to the remuneration accrued by the directors from 1 January 2026, inclusive, and to maintain the term of validity of the Remuneration Policy unchanged, which shall continue to be 2026, 2027 and 2028.

4.	~~3.~~ PRINCIPLES AND RULES OF THE REMUNERATION POLICY

4.1.	~~3.1.~~ Guiding principles and rules

The principles and rules on which the Company's Remuneration Policy is based are essentially the following:

▪	The Remuneration Policy contributes to the Company's long-term corporate strategy, interests and sustainability. Therefore, there is alignment between the remuneration systems and the Company's long-term strategic plan, shareholders' interests and sustainability.

▪	The directors' Remuneration Policy aims to remunerate directors appropriately based on their commitment, qualifications and actual responsibility, ensuring it does not become an obstacle to their independence.

▪	The directors' remuneration must be subject to market requirements, and it should be reasonable and, to the extent possible, in line with the remuneration of the directors of listed companies similar to Grifols, taking into account its size, international presence, main features and business sector.

▪	Variable remuneration policies shall include the necessary technical precautions to ensure that such remunerations are in accordance with the professional performance of their beneficiaries, and that they do not simply derive from the general evolution of the markets or business sector of the Company or other similar circumstances. Therefore, the remuneration policy of the executive directors includes "pay for performance" elements.

▪	The remuneration of directors in their capacity as such is based on the following main principles:

-	The remuneration shall consist of an annual fixed and determined compensation.

-	The determination of the remuneration of each director shall take into account the duties and responsibilities of each director, their participation in the Board's Committees and other objective circumstances that the Board of Directors considers relevant.

-	The remuneration of non-executive directors shall not be based on remuneration systems relating to the delivery of Company shares, unless the directors keep them until they cease to be directors.

-	The directors shall have the right to be reimbursed for any expenses they have incurred in as a consequence of their duties as directors.

▪	The remuneration of the executive directors is based on the following main principles:

-	The remuneration for performing executive duties shall be set out in the corresponding contract, taking into account objective criteria, and must be adjusted to this Remuneration Policy as well as to the Company's Articles of Association.

-	The annual short-term variable remuneration (cash bonus) of the CEO shall be determined in relation to the achievement of specific, predetermined and quantifiable objectives, related to financial and non-financial metrics, with the aim of rewarding the creation of value through the achievement of the objectives set by the Company. The annual short-term variable remuneration is designed as a "pay for performance" compensation.

In summary, this Remuneration Policy aims to create value in Grifols, while seeking a way to manage risk in an adequate and prudent manner, to be in line with shareholders' interests, contributing to the Company's long-term strategy, interests and sustainability aiming to retain and attract talent and paying for performance, all strictly complying with the applicable regulations on matters related to the remuneration of directors in listed companies from time to time.

4.2.	~~3.2.~~ Assessment of the Group's working conditions

When proposing this Remuneration Policy, the Appointments and Remuneration Committee has considered the remuneration scheme and policy of the Group's employees as a whole. It should be noted that the remuneration structure applicable to top managers and that of the other employees of the Group is generally aligned and in consistency. Likewise, the principles and rules applicable to the remuneration of top managers (thus, including the executive directors) and that of the other employees of the Group are shared and, in both cases, contribute to the Company's long-term corporate strategy, interests and sustainability.

5.	~~4.~~ REMUNERATION OF DIRECTORS IN THEIR CAPACITY AS SUCH

5.1.	~~4.1.~~ Principles

The remuneration of the directors in their capacity as such consists of a fixed amount.

For such purpose, the General Shareholders' Meeting approves, as a separate item on the agenda, for its application during a maximum period of three fiscal years, the directors' remuneration policy, which shall necessarily determine the maximum amount of the annual remuneration to be paid to all the directors in their capacity as such. In addition, the Board of Directors shall distribute said remuneration among its members, by means of a board resolution, taking into account the duties and responsibilities of each director, the membership to board Committees and other relevant objective circumstances.

Notwithstanding the foregoing, the directors have the right to be refunded on the expenses incurred upon while holding their office.

The Company will inform annually on the amount paid to each director for being a member of the Company's Board of Directors and its Committees in the annual report on the directors' remuneration, which shall be put to a vote, on a consultative basis and as a separate item on the agenda, during each Company's General Shareholders' Meeting.

Likewise, the Board of Directors, with the advice of the Appointments and Remuneration Committee, shall adopt all measures within its reach to guarantee that the remuneration of non-executive directors is in line with the following directives:

(a)	the non-executive director should be remunerated in relation to his/her actual dedication, qualification and actual responsibility;

(b)	the non-executive director should be excluded from remuneration systems relating to the delivery of Company or Group's company shares, stock options or financial instruments related to the value of the share, in variable remunerations linked to the Company's profits or welfare systems;

This directive, however, shall not affect the delivery of Company shares, on condition that the directors keep them until they cease to be a director; and

(c)	The amount of the non-executive director remuneration should be calculated in order to incentivise dedication, but not becoming an obstacle to their independence.

5.2.	~~4.2.~~ Amount

As indicated above, the directors' remuneration in their capacity as such consists of a fixed gross remuneration in cash, subject to their role and duties, which amounts to one hundred ~~twenty five~~fifty thousand euros (€~~125,000~~150,000) for each member of the Board of Directors, with the exceptions that are further described in this section.

Additionally, the directors that are members of any of the Board of Directors' Committees shall each receive an additional gross payment of twenty-five thousand euros (€25,000) per year as a result of having a heavier workload~~. Therefore, those directors who are also~~, except in the case of the Audit Committee, whose members ~~of a committee~~ shall receive ~~a~~an additional gross ~~annual fix~~ remuneration of ~~one hundred fifty-thousand euros (€150,000).~~ thirty-five thousand euros (€35,000) per year, in view of the special responsibility and dedication inherent to such Committee. Directors who are members of more than one Committee shall receive the additional remuneration corresponding to each of them.

Also, the directors that chair the Board of Directors' Committees shall receive an additional gross amount of twenty-five thousand euros (€25,000) per year, again as a result of having a heavier workload than the other directors, ~~thus they shall receive a~~except in the case of the Chairperson of the Audit Committee, who shall receive thirty-five thousand euros (€35,000) gross per year as additional remuneration for chairing such Committee. By way of example, the Chair of the Appointments and Remuneration Committee would receive a total gross annual fixed remuneration of ~~one hundred seventy five thousand euros (€175,000).~~€200,000 (€150,000 as fixed remuneration in his/her capacity as director, € 25,000 for his/her membership of the Appointments and Remuneration Committee and an additional €25,000 for his/her chairmanship thereof) and the Chair of the Audit Committee would receive a total gross annual fixed remuneration of €220,000 (€150,000 as fixed remuneration in his/her capacity as director, €35,000 for his/her membership of the Audit Committee and an additional €35,000 for his/her chairmanship thereof), without prejudice to any other position that he/she may hold on other committees of the Board of Directors.

All of the above amounts shall be cumulative, without prejudice to the global maximum limit set out below.

For performing his/her duties, the lead independent director, if any, shall receive an additional gross remuneration of fifty thousand euros (€50,000), also as a result of the legal duties inherent to his/her role~~, thus he/she shall receive a gross annual fixed remuneration of one hundred seventy five thousand euros (€175,000)~~.

~~Under no circumstance shall a non-executive director receive, for performing his/her duties, a gross annual remuneration of more than one hundred seventy five thousand euros (€175,000).~~ The directors that render professional remunerated services to the Group or to the Company shall not receive any kind of remuneration for their condition as director, nor shall the executive directors. Likewise, the Chairperson of the Board of Directors shall solely receive the specific gross annual fixed remuneration provided for in section 5.3 below, without the right to additionally receive the allowances for membership of the Board or for membership or chairmanship of Committees set out in this section.

Additionally, and as stated above, the directors shall have the right to be reimbursed for any expenses incurred in while holding their office, as appropriate.

There are no other remuneration systems different from the ones detailed in this section which are being applied to the directors in their capacity as such.

In particular, directors in their capacity as such shall not receive variable remuneration. Also, the Company has not assumed any commitment or obligation related to pension, retirement or other similar schemes in relation to the directors in their capacity as such.

The maximum amount of the annual remuneration for all the directors for their membership in the Board of Directors of the Company and, if applicable, its Committees, is set at three million five hundred thousand euros (€~~2,600,000~~3,500,000). It should be noted that the aforementioned amount:

-	has been established to provide some flexibility and to allow for possible changes that may occur during the term of this Remuneration Policy regarding the number of members comprising the Board of Directors (i.e., the number of directors could be increased to the maximum of 15 members set by the Company's Articles of Association), ~~considering also that the maximum amount to be received by the Chairperson of the various Committees and by the lead independent director is €175,000 and €150,000 by the directors in the event that all of them are members of a~~also taking into account the currently envisaged amounts of remuneration for membership in the Board of Directors and its Committees, which are cumulative, including the differentiated remuneration of the Audit Committee; and

-	~~it~~ includes the remuneration to be received by the non-executive Chairperson for the exercise of the duties inherent to his/her position, all in accordance with the following section of the Remuneration Policy, as well as, where applicable, the additional remuneration of the lead independent director.

Notwithstanding the foregoing, it should be noted that, as of the date of this Remuneration Policy and taking into account the current composition of the Board of Directors and its various Committees, the total remuneration to be received by all the directors for their membership of the Board of Directors of the Company and, if applicable, its Committees, including the Chairperson's remuneration, is less than the aforementioned maximum figure.

5.3.	~~4.3.~~ Remuneration of the Chairperson

The remuneration of the Chairperson of the Board of Directors, as long as she/he does not have executive duties, will consist solely of a gross annual fixed remuneration of €550,000. Such remuneration is not cumulative with the allowances provided for non-executive directors for membership of the Board or its Committees. This remuneration is justified by the special dedication that the exercise of the duties inherent to the position of Chairperson entails. Such remuneration was proposed by the Appointments and Remuneration Committee following a thorough comparative analysis to determine the most appropriate remuneration for a non-executive Chairperson, as envisaged in the ~~Former~~2023-2025 Policy. In its analysis, the Appointments and Remuneration Committee considered an independent study from a consultancy firm which reflected that the average remuneration in 2023 for non-executive chairpersons of the Ibex-35 companies was €633,111 and the maximum was €2,093,000.

In determining the remuneration of the non-executive Chairperson, the additional duties she will perform, in addition to her duties as a director of the Company, were taken into consideration.

As indicated, the aforementioned amount is included within the annual maximum figure referred to in the previous section.

6.	~~5.~~ EXECUTIVE DIRECTORS' REMUNERATION

6.1.	~~5.1.~~ Principles

The directors shall have the right to receive remuneration for performing their executive duties specified in the contracts approved in accordance with the Capital Companies Act, as long as it adjusts to the directors' remuneration policy approved by the General Shareholders' Meeting pursuant to the Company's Corporate Governance system and any applicable legal provision.

Additionally, article 26 of the Internal Regulations of the Board of Directors establishes that the remuneration policy of the Company shall establish at least the amount of the fixed annual remuneration corresponding to the directors for the performance of their executive duties and other provisions referred to in the applicable regulations. Likewise, said article establishes that the Board of Directors shall determine the individual remuneration of each director for the performance of the executive duties attributed to him/her within the framework of the remuneration policy, in accordance with the Company's Articles of Association and the provisions of his/her contract, subject to prior report from the Appointments and Remuneration Committee.

6.2.	~~5.2.~~ Remuneration system

The executive directors' remuneration system consists of: (i) a fixed remuneration, rewarding the performance of executive duties, (ii) other benefits in kind and (iii) a short-term variable remuneration, as a reward for achieving the Company's objectives (financial and non-financial) that are aligned with the Company's long-term strategy and interests.

(a)	Fixed remuneration

On the date of ~~approval~~amendment of this Remuneration Policy, there is only one (1) executive director who receives an annual fixed remuneration as a result of his employment or, where appropriate, commercial relationship he maintains with the Company: the CEO, Mr. José Ignacio Abia Buenache.

•	Amount of the gross annual fixed remuneration of the CEO:

o	Cash remuneration: €2,000,000.

o	Remuneration in shares: Class A shares of the Company ("Shares"), annually awarded, for a value of €1,800,000.

For the purposes of the calculation of the number of Shares annually awarded, the average of the closing market value of the Company´s Shares over the three-month period preceding the date of the annual award on each anniversary of the agreement will be considered. The effective transfer of the ownership of the Shares will occur at the end of the term of his agreement, on the third anniversary of the agreement, provided that such agreement has not been early terminated by the CEO, or by the Company due to a serious breach of the CEO obligations under the agreement.

The abovementioned fixed remuneration in cash of the CEO may increase as a result of CPI and/or legally required provisions and may also be annually reviewed based on the criteria approved from time to time by the Appointments and Remuneration Committee and the circumstances applicable at any given time, such as (but not limited to): substantial changes in the business and its complexity, evolution of the Company's results or market comparable standards or changes in the area of responsibility. When the circumstance so requires, the Board, at the proposal of the Appointments and Remuneration Committee, may decide to apply an increase, which would be detailed and explained in the Company's Annual Remuneration Report. By no means can a salary update exceed 10% of the annual fixed remuneration. Nevertheless, no changes to the fixed remuneration of the CEO are expected during the term of the Remuneration Policy.

In this respect, it is worth noting that when the negotiation for the hiring of Mr. Nacho Abia took place, the Company was fully committed to meeting investors' demands regarding the separation of management and ownership towards a better corporate governance. Thus, the remuneration package established for Mr. Abia had to be attractive for him due to the competitiveness in the healthcare sector and the high salaries paid in the US with respect to Europe. Further, the Company needed a CEO with experience both in the healthcare sector and in the US, given the significant business activity carried out there by the Company. All of these circumstances made it advisable for the Appointments and Remuneration Committee to approve a specific remuneration package for Mr. Abia.

The remuneration of the executive directors is determined taking into account the remuneration paid to analogous roles in similar companies. When determining the remuneration of the CEO, Mr. Nacho Abia, in 2024, the Appointments and Remuneration Committee considered the conclusions carried out by the external advisors Dr. Bjørn Johansson Associates AG, which allowed the members of the Appointments and Remuneration Committee to gain insight into CEO compensation through a selection of global industry peers which are: Abeona, Baxter, Bio-Life Solutions, Biogen, CSL, Rovi, Merck, Omnicell, Pfizer, Sanofi, Takeda and Olympus. Their work included a comparative analysis of CEO remuneration from 2018 to 2022 of the selected publicly-listed industry peers from various countries mentioned above, such as the USA, Australia, Spain, Germany, France, and Japan, as well as the design of the various elements of remuneration with market practice in comparable companies.

The Appointments and Remuneration Committee had also carefully considered the report on remuneration of directors of listed companies issued by the CNMV for year 2022 and ~~has~~ reviewed it again in relation to the report for the year 2023.

In this respect, it is worth noting that:

o	in 2022, the average total compensation of CEOs of the IBEX-35 companies was approximately of €5.4 million, and in 2023 was approximately of €5.6 million;

o	amongst the 500 largest US companies, the median base salary in the healthcare sector was $1.4 million in the US in 2022 and the median total compensation in the healthcare sector was $17.2 million in the US in 2022; and

o	in 2022, the global top 20 highest-paid life sciences CEOs[1] earned a median of $20.2 million.

The above facts entailed certain difficulties when attracting and retaining a CEO for a company like Grifols, which operates in a very specific sector of the healthcare business and which has a very significant volume of its business conducted in the US. Nevertheless, the Company carefully considered the demands of investors with respect to the need to enhance corporate governance with the separation of management and ownership and ~~has~~had since 2023 been actively working on this selection process which culminated with the hiring of Mr. Nacho Abia, 20-year veteran coming from Olympus Corporation who held various senior executive management positions in Japan, the U.S. and Europe.

1 Sarepta Therapeutics, Bausch + Lomb, AmnealPharmaceuticals, Pfizer, ThermoFisher Scientific, IQVIA Holdings, McKesson, Royalty Pharma, Charles River Laboratories, Seagen, AmerisourceBergen Corp., Bausch Health, AbbVie, Teva Pharmaceuticals, Illumina, Catalent, Zai Lab, Biogen, Sanofi, Merck.

Additionally, it is noted that a comparative analysis of CEO remuneration in 2024 of certain publicly-listed industry peers reveals total compensation ranging from approximately $3.5 million to $21 million.

As explained on the ~~Former~~2023-2025 Policy, the Appointments and Remuneration Committee thoroughly considered the high opposition and comments received by the shareholders at the Company's General Shareholders' Meeting held in 2023 to the approved long-term incentive plan for executive directors and management team, recognizing the improvements to be introduced. In fact, since such General Shareholders' Meeting two governance roadshows took place: one in December 2023 with an engagement of 16.18% and another in April 2024 with an engagement of 23.04%. In both cases two global proxy advisors were engaged as well with the purpose of proactively engaging to gain insight as to the main concerns and issues considered by shareholders and proxy advisors. The amendment of such approved long-term incentive plan was considered and the Committee concluded it was not a viable nor convenient option because of legal concerns that could arise, especially in the US as a consequence of amending individuals' employment benefits after they have been awarded. For this reason, the Company ~~has~~ worked on designing a new remodelled long-term incentive plan that ~~meets~~would meet the main requests of investors and ~~addresses~~would address their primary concerns, such as, for example, the establishment of a 3-year vesting period, which ~~is~~was presented for approval at the General Shareholders' Meeting that ~~approves~~approved this Remuneration Policy. Given the time constraints and the need to have Mr. Abia on board as quickly as possible as the Company's CEO Mr. Abia ~~currently~~ does not have a long-term incentive plan in his remuneration scheme. The need to close his hiring at the beginning of 2024 made it impossible to have a reshaped long-term incentive plan approved and in place in which he could be included. It should be noted that Mr. Abia's services agreement has a term of 3 years. If his agreement is renewed after this initial 3-year period, it is intended that the Company's long-term incentive plan in effect at that time will apply to the CEO, based on the market best standard practice.

As indicated, when analysing the remuneration package set for the CEO, it is worth noting that the Company was fully committed in meeting investor demands with respect to separating management and ownership towards a better corporate governance. That said, the remuneration package established for Mr. Abia had to be attractive for him due to the competitiveness in the healthcare sector and the high salaries paid in the US with respect to Europe. Further, the Company needed a CEO with experience both in the healthcare sector and in the US, given the significant business activity carried out there by the Company.

(b)	Other benefits in kind

In addition to the aforementioned remuneration concepts, the CEO is entitled to a company car and the CEO shall be entitled to reimbursement of certain expenses incurred in the performance of his duties for the Company, provided they are duly justified.

(c)	Short-term variable remuneration (cash bonus)

On the ~~approval~~ date of ~~the~~amendment of this Remuneration Policy, there is one (1) executive director who receives a short-term variable remuneration as a result of his employment or, where appropriate, commercial relationship with the Company: the CEO.

The CEO's annual gross target bonus ranges from 0% to a maximum of 60% of his annual fixed remuneration in cash in case of achievement of 100% of the targets determined every year by the Board of Directors. In case of overachievement of the targets, the short term variable remuneration shall increase on a prorated basis up to a maximum of 90% of the annual fixed remuneration in cash.

The percentage of the variable remuneration is subject to achieving the Company's annual objectives that are quantitative, qualitative, specific, predetermined, and quantifiable, following common practices in similar companies. Said objectives are aligned with the Company's long-term strategy, interests, and sustainability.

The annual objectives for the CEO are linked to financial and non-financial metrics and parameters to be approved by the Board of Directors following a proposal from the Appointments and Remuneration Committee, which are described below for ~~2025~~2026 and were approved by the Board of Directors in its meeting held on 25 February ~~2025~~2026:

o	Economic metric related to certain annual targets linked to the Company's Group performance as a whole.

The weight of the economic metric shall be 60% for fiscal year ~~2025~~2026.

The objectives related to the financial-economic metric will be established annually and will be approved by the Appointments and Remuneration Committee, being linked to the performance of the Company's Group as a whole, referenced to parameters such as:

i.	EBITDA Adjusted Combined, at constant currency (cc~~[2]~~) at prior year (including, for its calculation~~, the subsidiary Biotest AG),defined as the Group's EBITDA (including, for its calculation,~~ the subsidiary Biotest AG) +/- transactional and restructuring costs and other non-recurring items, with a weight of 20%;

~~[2]~~	~~Operating or constant currency (cc) excludes changes rate variations reported in the period.~~

ii.	Free Cash Flow Combined, including~~,~~ for its calculation~~,~~ the subsidiary Biotest AG, as reported in the ~~Group's~~ consolidated annual accounts, with a weight of ~~20~~15%; and

~~iii. Net Sales, sales generated by the combined group after deducting discounts, returns, and provisions for damaged or lost goods, including for its calculation the subsidiary Biotest AG, as reported in the Group's consolidated annual accounts, with a weight of 20%.~~

iii.	EBITDA Margin, at constant currency (cc) at prior year, with a weight of 25%.

o	Metric related to non-financial targets, specifically to the achievement of environmental, social and, corporate governance targets and the Group's compliance performance, to enhance sustainable, ~~long term~~long-term value creation.

For the ~~2025~~2026 fiscal year, the weighting of this metric will be ~~15%.~~10%, referenced to the following parameters:

i.	~~15~~8% of the variable remuneration that the Company's executive directors have a right to receive is linked to objectives related to non-financial targets, specifically to environmental, social and corporate governance objectives to build credibility and reputation with patients, regulators, and investors. In particular, the weight of the metrics related to environment will be 25%, that related to social is 40% and to governance is 35%. The Board of Directors is authorized, upon the proposal of the Appointments and Remuneration Committee, to increase the weight of the metric linked to environmental, social and corporate governance objectives to a maximum of 35% if market circumstances so request it. In this case, the decision adopted by the Board of Directors shall be detailed in the Annual Remuneration Report.

In this regard, the Sustainability, Communication and Reputation Committee and the Appointments and Remuneration Committee shall propose to the Board, for its approval, the objectives to be achieved during each fiscal year prior to their implementation. These objectives will be aligned with Grifols’ sustainability strategy and its 2030 Agenda, ultimately in line with the UN Sustainable Development Goals. The key performance indicators (KPIs) upon which these objectives are based will be overseen by the Sustainability, Communication and Reputation Committee and subject to review by an independent third party.

ii.	Certain targets linked to the Group's compliance performance, with a weight of 2%.

o	Metric related to ~~the achievement by the Company of milestones~~strategy, linked to ~~innovation projects~~ the achievement of certain annual targets, with a weight of ~~10~~30%~~.~~, which includes:

~~The specific 10 selected target milestones linked to innovation projects are aimed towards accelerating innovation, delivering on the current Strategic Innovation pipeline and new opportunities. Further details of the specific objectives and level of achievement will be provided in the 2025 Annual Remuneration Report.~~

i.	~~o Other operational metrics or metrics~~A target related to the ~~business with a maximum combined weighting~~ Company's achievement of milestones linked to innovation projects, with a weight of ~~15~~5%~~.~~;

ii.	A target related to immunoglobulin yield (IgG Yield), with a weight of 10%;

iii.	~~These metrics are~~A target related to the ~~achievement of objectives concerning the~~ succession planning of the executive team (Executive Committee), with a weight of ~~10%, and the achievement of certain objectives related to the Group's compliance performance, with a weight of~~ 5%~~.~~ ; and

iv.	A target related to repositioning drivers (key elements related to the execution of the Company's strategy), with a weight of 10%.

Further details on the specific objectives and the level of achievement will be provided in the ~~2025~~2026 Annual Remuneration Report.

For the following fiscal years, the annual objectives for the executive directors will be linked to financial and non-financial metrics and parameters, approved by the Board of Directors following a proposal from the Appointments and Remuneration Committee and will necessarily include, among others, financial, operational, and business-related targets, as well as targets related to innovation, with the aim of aligning the remuneration of the executive directors with the financial evolution of the Company and its business, as well as its innovation pipeline. Further, non-financial targets will also weigh in and the specific objectives will be aligned with Grifols’ sustainability strategy and its 2030 Agenda.

The specific achievement metrics and their corresponding weighting shall be set and assessed by the Appointments and Remuneration Committee and the Board of Directors, which must approve them for each fiscal year, prior proposal by such Committee.

Each year, the annual Remuneration Report shall detail the metrics and parameters for each fiscal year, to which the payment of the short -term variable remuneration is linked, and the weighting of each metric. The level of achievement of the objectives set for each fiscal year shall be reported in the Company's Annual Remuneration Report submitted to the CNMV.

To calculate the amount of the short-term annual variable remuneration, the Appointments and Remuneration Committee shall apply the strictest assessment procedures of the set objectives. The Committee may be advised by other committees and departments of the Company, which will provide it with information about the financial and non-financial results.

The short-term annual variable remuneration shall be paid exclusively in cash.

Likewise, it should be stressed that the Company may claim from the executive director the repayment of the amount of the short-term variable remuneration if the executive director engages in criminal or unethical behaviour.

(d)	Main features of the CEO agreement

The agreement of the CEO has a duration of three (3) years. Both the CEO and the Company may terminate the agreement with a three (3) month notice. In particular, the CEO agreement includes the following clauses:

o	A post-contractual non-compete clause: during one (1) year after the termination of his agreement, the CEO may not render services in companies of a similar nature to the Company. This obligation is duly compensated within his remuneration package which is set forth in this Remuneration Policy.

o	If the Company unilaterally terminates the agreement for a reason different than a serious breach of the CEO's obligations, the CEO shall have the right to receive a termination compensation amounting to the aggregate amount of the sign-in bonus~~[3]~~[2], annual fixed remuneration, annual bonus and shares not already paid and which he would have received up until the end of the initial 3-year term of the agreement.

o	The agreement sets out that the Company shall have the right to claim the reimbursement of the variable remuneration previously satisfied if (i) it had not been adjusted to the performance terms or results required for its payment or (ii) it had been paid based on data whose inaccuracy is verified at a later time.

~~3~~2 The CEO received a sign-in bonus in 2024, which is detailed in the ~~Former~~2023-2025 Policy and in the directors' remuneration report of the Company for that financial year. It is worth noting that the Company does not intend to pay sign-in bonuses as a common remuneration practice, but if the specific circumstances arise and it is deemed necessary and convenient in order to attract top talent it may consider the use of this type of payments as an extraordinary measure.

(e)	Clawback

Furthermore, the variable remuneration for executive directors set out in this Remuneration Policy shall be subject to the clawback clauses or commitments established in the Company's Clawback Policy, approved by the Board of Directors, in order to, among other purposes, comply with the applicable regulations and/or listing requirements at any given time in the markets in which Grifols' securities are listed including but not limited to, the clawback-related listing standards adopted by the Nasdaq Stock Market.

The Clawback Policy can be found in the below link which forms an integral part of this Remuneration Policy for all purposes.

https://www.grifols.com/documents/3625622/5724780/Grifols+SA+-+Executives+Compensation+Clawback+Policy-EN.pdf/36523c5c-3a97- 757b-8241-fd738bce9d49?t=1697781592725

7.	~~6.~~ SUPERVISION OF THE APPLICATION OF THE REMUNERATION POLICY

Without prejudice to the provisions of the Capital Companies Act on matters related to the remuneration policy for members of the Board of Directors of the Company, Grifols' Board of Directors, once the relevant reports by the Appointments and Remuneration Committee have been prepared, shall regularly review and approve the principles and rules of the directors' remuneration policy as well as be responsible for supervising its application.

To that end, the Company's Board of Directors shall annually review this Remuneration Policy, with the objective of introducing any modifications that are required in accordance with the current legislation and as necessary.

8.	~~7.~~ TEMPORARY EXCEPTIONS

In accordance with article 529 novodecies of the Capital Companies Act, the Board of Directors, with the prior favourable report of the Appointments and Remuneration Committee, may apply temporary exceptions to the variable components of the executive directors' remuneration when necessary to ensure the long-term interests and sustainability of the Company.

In any event, the Company shall include in the Annual Remuneration Report the information about the exceptional situation that has taken the Board to approve the application of temporary exceptions, as well as any affected payments.

9.	~~8.~~ VALIDITY OF THE REMUNERATION POLICY AND NEW BOARD MEMBERS

Pursuant to the regulations currently in force regarding remuneration matters, this Remuneration Policy ~~shall be valid from~~entered into force on 5 June 2025, the date of its approval ~~and for the following three (3)~~by Grifols' Ordinary General Shareholders' Meeting, and is applicable to the remuneration accrued by the directors from such date and during fiscal years ~~(i.e.~~ 2026, 2027, and 2028, inclusive~~) unless modified by~~. Subsequently, the Ordinary General Shareholders' Meeting held on 18 June 2026 approved certain partial amendments to the Remuneration Policy, applicable to the remuneration accrued from 1 January 2026, without altering its term of validity. The Remuneration Policy, as amended, shall continue to be applicable unless it is replaced by a new remuneration policy approved in advance by resolution of Grifols' General Shareholders' Meeting.

Unless the General Shareholders' Meeting decides otherwise, this Remuneration Policy shall also be applied to any new director joining Grifols' Board of Directors, for as long as this Remuneration Policy is in effect.

The remuneration of new executive directors, if an executive director is appointed during the term of this Remuneration Policy, shall be in line with the executive directors' remuneration system set out in this Remuneration Policy. When proposing the remuneration for a new executive director, the Appointments and Remuneration Committee shall consider the experience and knowledge of the candidate, if any, in addition to his/her background (whether through internal promotion ~~o~~or by hiring an external candidate), as well as his/her remuneration level at the time of his/her appointment. In general, the basic contractual terms as well as the remuneration components described in this Remuneration Policy shall apply to any new executive director.

~~The Company's Board of Directors, in its meeting held on 29 April 2025 following a report from the Appointments and Remuneration Committee, resolved to propose for its approval the Remuneration Policy to the General Shareholders' Meeting of the Company, [which was approved by the latter at the General Shareholders' Meeting held on June 5, 2025].~~

* * * *

ANNEX 2

GRIFOLS, S.A.

PAYMENT OF MANDATORY PREFERRED DIVIDEND TO CLASS B SHARES

In accordance with the resolutions passed at the Ordinary General Shareholders' Meeting held on second call on today's date, a preferred dividend will be distributed to Class B Shares, as per the results of fiscal year ended 31 December 2025:

Last Trading date: 29 June 2026

Ex–dividend date: 30 June 2026

Record date: 1 July 2026

Payment date: 2 July 2026

Class B Shares ISIN code: ES0171996095

Share name: Grifols, S.A.

Number of Class B Shares: 261,425,110

Nominal value: 0.05.- €

Treasury shares: 3,201,668

Total dividend amount: 2,614,251.- €

Gross amount per share (after deduction of treasury shares): 0.01012399.- €

Withholding tax per share 19% (**): 0.00192356.- €

Net amount per share: 0.00820043.- €1

(**) Applicable percentage of withholding tax, with general character, without prejudice of the situations in which withholding tax is not applicable or lower, according to the nature, condition or residence for tax purposes of the recipient, in accordance to what is stated in the current regulation of the Personal Income tax, Corporate income tax and Non-residents' income tax.

The dividend amount shall be paid as per prevailing regulations for depositary entities, using the means provided by Iberclear for said entities.

To that end, the payment agency appointed is BBVA.

1 The net amount per share will be reduced or increased depending on the number of treasury shares held by the Company at the time the dividend is paid.

ANNEX 3

GRIFOLS, S.A.

DIVIDEND PAYMENT

In accordance with the resolutions passed at the Ordinary General Shareholders' Meeting held on second call on today's date, an ordinary dividend of EUR 56,065,663 against the results of the fiscal year ended as of 31 December 2025 will be distributed:

Last Trading date: 29 June 2026

Ex–dividend date: 30 June 2026

Record date: 1 July 2026

Payment date: 2 July 2026

ISIN code:

- Class A Shares: ES0171996087

-  Class B Shares: ES0171996095

Share name: Grifols, S.A.

Number of shares representing the share capital: 687,554,908

- Class A Shares: 426,129,798

- Class B Shares: 261,425,110

Nominal value:

- Class A Shares: 0.25.- €

- Class B Shares: 0.05.- €

Treasury shares:

- Class A Shares: 3,773,833

- Class B Shares: 3,201,668

Total dividend amount: 56,065,663.- €

Gross amount per share (after deduction of treasury shares): 0.08237931.- €

Withholding tax per share 19% (**): 0.01565207.- €

Net amount per share: 0.06672724.- €2

(**) Applicable percentage of withholding tax, with general character, without prejudice of the situations in which withholding tax is not applicable or lower, according to the nature, condition or residence for tax purposes of the recipient, in accordance to what is stated in the current regulation of the Personal Income tax, Corporate income tax and Non-residents' income tax.

The dividend amount shall be paid as per prevailing regulations for depositary entities, using the means provided by Iberclear for said entities.

To that end, the payment agency appointed is BBVA.

2 The net amount per share will be reduced or increased depending on the number of treasury shares held by the Company at the time the dividend is paid.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date: June 18, 2026